1550 West McEwen Drive, Suite 500
Franklin, TN 37067
September 28, 2022

Mr. Charles Eastman and Ms. Claire Erlanger

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Re:	Kaiser Aluminum Corporation

Form 10-K for the year ended December 31, 2021

Form 10-Q for the quarter ended June 30, 2022

Response letter dated August 2, 2022

File No. 1-09447

Dear Mr. Eastman and Ms. Erlanger:

On behalf of Kaiser Aluminum Corporation (the “Company”), I am writing to respond to your letter dated September 6, 2022, containing comments of the staff (the “Staff”) of the Securities and Exchange Commission in regard to the above-referenced filings.

For ease of reference, I have included the text of the Staff’s comments in bold-face type below, followed in each case by the Company’s response.

Response letter dated August 2, 2022

Selected Operational and Financial Information, page 33

1.

We note your response to our comment number 2. To help us better understand your “Hedged Cost of Alloyed Metal” non-GAAP adjustment please provide us with the inputs, such as the total cost of alloying elements, that make up this adjustment and which line item in the income statement the amounts are recognized in. Please also tell us when an input is based on an estimate, how such estimate is developed and why an estimate is used instead of the actual costs in the financial statements. Last, describe how gains and losses on settled hedges are reflected in the adjustment and how the amounts in your (Gain) Loss footnote on page 77 relate to this input.

Response: As discussed with the Staff on our conference call of September 22, 2022, we sell to our customers with the objective of achieving metal price neutrality. The Hedged Cost of Alloyed Metal reflects the metal pass through component of our pricing to customers. The resulting Value Added

Mr. Eastman and Ms. Erlanger

Securities and Exchange Commission

September 28, 2022

Revenue metric, defined as Net sales less the Hedged Cost of Alloyed Metal, is intended to help users of our financial statements better understand what our Net sales would have been without the metal pass through component that is exposed to metal price fluctuations. For the year ended December 31, 2021, the Hedged Cost of Alloyed Metal totaled $1,510.8 million and included the following inputs, all of which were included within both Net sales and Cost of products sold, excluding depreciation and amortization and other items in our Statements of Consolidated (Loss) Income: (i) $1,525.2 million reflecting the cost of aluminum at the average Midwest Transaction Price (“MWTP”) and (ii) $27.2 million reflecting the estimated cost of alloying elements, partially offset by (iii) $41.6 million of metal price exposure on shipments that we hedged and realized gains upon settlement in the referenced period.

The pass through component of aluminum in the Hedged Cost of Alloyed Metal reflects the cost of aluminum at the average MWTP, and is calculated by multiplying the shipment volume for the period by the pricing mechanisms in our customer contracts (i.e., predominantly the current or prior month MWTP).

The pass through component of alloying cost elements in the Hedged Cost of Alloyed Metal is based on an alloy recipe driven calculation using our standard cost, (which is determined either by an index or our actual purchase cost, depending on the alloy) for the required alloying metal. For example, if the alloy recipe of a pound of our product includes 98% prime aluminum and 2% copper, the copper alloying element would be multiplied by its cost (if $3.00/lb was the cost per pound of copper, we would multiply that cost by the 2% used in the product alloy recipe).

The $41.6 million of metal price exposure on shipments represents the amount by which our sales to customers were lower than the market price of metal at the time of sale, and for which we recognized gains upon settlement of forward swaps during the referenced period. The purpose of including this adjustment within the Hedged Cost of Alloyed Metal is that our hedging program is intended to compensate for this metal price exposure on firm price sales and therefore allow our Net sales pass through even when invoicing to customers at a fixed price. Such gains are reflected in our (Gain) Loss footnote on page 77. Additionally, any settlement gains and losses on forward swaps that could not be matched one-for-one with our metal price exposure were also included in our total realized aluminum and alloy gains and losses within our (Gain) Loss footnote on page 77.

Form 10-Q for the Quarter Ended June 30, 2022

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations Selected Operational and Financial information, page 25

2.

We note that one of your adjustments in your Adjusted EBITDA measure is titled “Adjustments to plant-level LIFO” and appears to convert from GAAP LIFO applied on a consolidated basis to monthly LIFO applied on a plant-by-plant basis. Please

Mr. Eastman and Ms. Erlanger

Securities and Exchange Commission

September 28, 2022

explain to us how the amount of this adjustment is calculated or determined and explain to us why you believe it is an appropriate adjustment to your Non-GAAP performance measure.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that the amount is calculated by adjusting each plant’s monthly LIFO inventory balances back to a single consolidated GAAP LIFO value using the annual or beginning of the year GAAP LIFO rate. We believe this is an appropriate adjustment to our Non-GAAP performance measure because we believe it helpfully reflects the way we price our products and manage our business.

We price our products with the objective of achieving metal price neutrality as described in our response to the Staff’s first comment. As discussed with the Staff on our conference call of September 22, 2022, we manage our business using the monthly LIFO values, which we believe enables us to identify the extent to which metal costs have been passed through to our customers. As GAAP LIFO is calculated using an annual rather than monthly rate, we do not believe that it coincides with the way we pass the alloyed metal cost on to the customer through pricing and we believe that adjusting this Non-GAAP performance measure so that it removes the metal price volatility of marking our inventory to a January rate is helpful to users of our financial statements.

If you have any additional questions regarding the foregoing, please do not hesitate to contact me at (629) 252-7023 or by email at neal.west@kaiseraluminum.com.

Very truly yours,

/s/ Neal E. West
Neal E. West

cc:	John M. Donnan, Kaiser Aluminum Corporation

Cherrie Tsai, Kaiser Aluminum Corporation